

Mail Stop 7010

November 26, 2008

By U.S. Mail and facsimile to (330) 796-7861

C. Thomas Harvie
Senior Vice President, General Counsel and Secretary
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001

Re: The Goodyear Tire & Rubber Company
Form 10-K for Fiscal Year Ended
December 31, 2007
Proxy Statement on Schedule 14A
Filed on March 7, 2008
File No. 1-01927

Dear Mr. Harvie:

        We have reviewed your response letter dated November 10, 2008 and have the
following additional comments. In some of our comments, we may ask you to provide us
with information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments. We welcome any questions you may
have about our comments or on any other aspect of our review.

1. We note your responses to prior comments 2 and 3 of our September 29, 2008
    letter. However, the causal connection between the disclosure of your
    performance targets and any competitive harm is not clear. Please describe with
    greater specificity how the disclosure of performance targets would allow your
    competitors to reach reasonable estimates regarding the underlying components of
    your financial performance targets in future periods and harm you competitively.
    Refer to Instruction 4 of Item 402(b) of Regulation S-K. Please refer to prior
    comments 2 and 3 for additional guidance, as appropriate.

2. We note your statement that the performance targets are not material in determining the target awards granted to a named executive officer. However, please reconcile this with the disclosure in the compensation discussion and analysis on page 19 which indicates that your long term compensation in the form of performance shares and cash awards are tied to the achievement of specific financial objectives during a three year performance period.

3. You state that the number of target EPP units and performance shares granted annually to each named executive officer is based on a number of considerations. Supplementally, explain how each of these subjective factors is weighted in the Committee's determination of the amount of target awards granted to each of the named executive officers.

* * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please direct questions to Sherry Haywood, Staff Attorney at (202) 551-3345, or me at (202) 551-3760.

Sincerely,

Pamela Long
Assistant Director

cc: D.T. Young, Esq. (*via facsimile* 330/ 796-8836)
    Law Department
    The Goodyear Tire & Rubber Company